SECFI SECURITIES, LLC

Statement of Financial Condition
December 31, 2022
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 70457

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YYYY) AND ENDING 12/31/2022 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SecFi Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 Battery Street, 6th Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nathaniel Piauwasdy	415-939-5421	Vieje@secfi.com
(Name)	(Area Code -- Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/2/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Nathaniel Piauwasdy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SecFi Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas
County of Kerr

Sworn to and subscribed before me on 03/28/2023 by Nathaniel Vieje Piauwasdy.

Signature

CEO
Title

Notary Public
Notarized online using audio-video communication

NOTARY PUBLIC STATE OF TEXAS
Heather Cook
ID NUMBER
128853007
COMMISSION EXPIRES
January 19, 2024

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X)
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors
- [ ] (g) Notes to consolidated financial statements
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12 as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SecFi Securities, LLC

Contents

Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
SecFi Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SecFi Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SecFi Securities, LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SecFi Securities, LLC's management. Our responsibility is to express an opinion on SecFi Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to SecFi Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Uncertainty Regarding Impacts of Recent Disruptions in U.S. Banking System

As discussed in Note 7 to the financial statement, in March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as SecFi Securities, LLC's auditor since 2020.

White Plains, New York
March 28, 2023

Assets

Cash	$	1,223,097
Fees receivable, net		78,600
Prepaid expenses		22,355
Total assets	$	1,324,052

Liabilities and Member's equity

Liabilities

Accounts payable and accrued expenses	$	58,240
Due to affiliate		308,367
Total liabilities		366,607

Commitments and contingencies

Member's equity		957,445
Total liabilities and member's equity	$	1,324,052

The accompanying notes are an integral part of this financial statement.

3

1. Nature of business

SecFi Securities, LLC (the "Company"), is a limited liability company established in the state of Delaware on October 18, 2018 and is based in San Francisco, CA. The Company is wholly-owned by SecFi Inc. (the "Parent"). On January 13, 2020, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a private placement broker for Regulation D private placements.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of cash held at one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses on this account and does not believe it is exposed to any significant credit risk with respect to its depository institutions.

Fees Receivable, net

The Company carries its fees receivable at cost less an allowance for credit losses. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for credit losses, based on a history of past write-offs and collections and current credit conditions. No allowance for credit losses was required at December 31, 2022.

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and fees receivable, net), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal and state income taxes in this financial statement. The Parent files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require.

3. Concentrations and credit risk

In the normal course of business, the Company maintains its cash balances in one financial institution, which may exceed federally insured limits. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

The Company had no significant customer concentration during 2022. The majority of placements sold through the Company are purchased by one counterparty, which is a related party of the Parent. The Company expects to maintain this relationship with the purchaser.

4. Related party transactions

Service Agreement

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include a fixed percentage of professional services, the use of physical premises, utilities, fixed assets, subscriptions, taxes, personnel and other general and administrative services.

Master Services Agreement

Per a Master Services Agreement (the "Agreement") between the Company and several affiliates, the Company shares profits resulting from the Company's brokerage business via a profit split method as defined by the IRC, after remunerating returns that can be benchmarked via the comparable profits method. At December 31, 2022, the Company had a due to affiliate balance of $308,367.

5. Net capital requirement

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 for the first year, and then 15 to 1 thereafter. At December 31, 2022, the Company's net capital was $856,490 which was $832,050, in excess of its minimum net capital requirement of $22,440.

6. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022 through March 28, 2023, the date of the filing of this report, and has determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in this financial statement, except as disclosed in Note 7.

7. **Recent events relating to the disruption in the U.S. banking system**

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. The U.S. government took certain actions to strengthen public confidence in the U.S. banking system. However, there can be no certainty that the actions taken by the U.S. government will be effective in mitigating the effects of financial institution failures on the economy, which may include limits on access to short-term liquidity in the near term or other adverse effects. As disclosed in Note 3, as of December 31, 2022, the Company maintains cash amounts in excess of federally insured limits in the aggregate amount of $973,097 of which $1,223,097 was held in a financial institution that was subsequently shut-down as of the date this financial statement was issued. In addition, as disclosed in Note 3, the Company has certain concentrations in credit risk that expose the Company to risk of loss if the counterparty is unable to perform as a result of future disruptions in the U.S. banking system or economy. Given the uncertainty of the situation, the related financial impact cannot be reasonably estimated at this time.